Exhibit 4.2

FIRST AMENDMENT TO

AMENDED AND RESTATED FLY LEASING LIMITED MANAGEMENT AGREEMENT

Amendment (this “Amendment”), dated as of June 19, 2015, to that certain Amended and Restated Fly Leasing Limited Management Agreement (the “Agreement”), dated as of December 28, 2012, by and among Fly Leasing Limited, a Bermuda exempted company (the “Company”), and Fly Leasing Management Co. Limited, a Bermuda exempted company (“Manager”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

W I T N E S S E T H:

WHEREAS, Section 16.6 of the Agreement permits the parties thereto to amend the Agreement by means of a document signed by all parties; and

WHEREAS, the parties hereto desire to amend the Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereto hereby agree as follows:

1. Recital E. Recital E of the Agreement is hereby deleted in its entirety and replaced with the following:

“In connection with the Company’s acquisition of 49 aircraft on October 14, 2011 from affiliates of Global Aviation Asset Management, this Agreement was amended pursuant to an Amendment Agreement, dated as of October 14, 2011.”

2. Definitions.

(a)	The list of competitors included in subsection (a) under the definition of “Competitor” in Section 1.1 of the Agreement is hereby deleted in its entirety and replaced with the list attached hereto as Appendix A.
(b)	Section 1.1 of the Agreement is hereby amended to include the following definitions:

“Element Transaction means the disposition of 33 aircraft by certain of the Company’s Subsidiaries to a securitization vehicle sponsored by Element Financial Corporation;”

“Post-Element Aircraft Balance means the value of the Company’s flight equipment, net, as reflected on its unaudited consolidated balance sheet as of June 30, 2015, adjusted on a pro forma basis as though the disposition of the aircraft in the Element Transaction had been completed on such date;”

“Year-End Balance means the value of the Company’s flight equipment, net, as reflected on its audited consolidated balance sheet as of December 31 of the immediately preceding calendar year.”

3. Origination and Disposition Fees. Section 5.1(b)(1) of the Agreement is hereby deleted in its entirety and replaced with the following:

“The Company shall pay to the Manager an Origination and Disposition Fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of the Gross Acquisition Cost in respect of acquisitions or the aggregate Gross Proceeds in respect of dispositions; provided that the aggregate Origination and Disposition Fee in respect of the disposition of aircraft in the Element Transaction shall be 1.2% of the aggregate Gross Proceeds in respect of such aircraft, to be given effect as agreed by the Company and the Manager.”

4. Management Expense Amount. Section 6.3 of the Agreement is hereby deleted in its entirety and replaced with the following:

“6.3 Adjusting the Management Expense Amount

(a)	Without limiting clauses 6.3(b), 6.3(c) and 6.3(d), no later than 90 days before the start of any calendar year, the Manager may notify the Company that it wishes to amend the list of activities and items that are Management Expenses (Adjusted Schedule 1) or increase the Management Expense Amount to reflect the actual amount estimated to be expended during such calendar year by the Manager on Management Expenses (Adjusted Amount), having regard to the then-actual business of the Company and the growth of the Company projected over the relevant calendar year. The Manager shall provide a reasonably detailed explanation of the basis for the Adjusted Schedule 1 and the Adjusted Amount to the Company when it notifies the Company that it intends to exercise its rights under this clause 6.3(a). Subject to the approval of, and any terms imposed by, the independent directors on the Board, the Adjusted Schedule 1 and the Adjusted Amount for a calendar year pursuant to this clause 6.3(a) shall take effect from January 1 of the relevant calendar year.
(b)	The Management Expense Amount shall be:

(1)	from July 1, 2015 through December 31, 2015, an annual amount of $5.7 million, pro-rated for the number of days in the period;
(2)	for each calendar year commencing on January 1, 2016, if the Year-End Balance equals or exceeds the Post-Element Aircraft Balance, an annual amount equal to the sum of (x) $5.7 million plus (y) an amount equal to 0.3% of the difference of the Year-End Balance over the Post-Element Aircraft Balance, up to and including $2.0 billion, if any, plus (z) an amount equal to 0.25% of the difference of the Year-End Balance over the Post-Element Aircraft Balance in excess of $2.0 billion, if any; and

(3)	for each calendar year commencing on January 1, 2016, if the Year-End Balance is less than the Post-Element Aircraft Balance, an annual amount equal to the difference of (x) $5.7 million over (y) an amount equal to 0.3% of the difference of the Post-Element Aircraft Balance over the Year-End Balance, provided that, in no event shall the Management Expense Amount be less than $5.0 million.
(c)	The Management Expense Amount from January 1, 2016, and for each calendar year thereafter, as determined pursuant to clause 6.3(b), shall be further increased (but not decreased) by the percentage movement (if any) in the CPI from January 1 to December 31 of the previous year.
(d)	If an Adjusted Amount is to be used for the Management Expense Amount in respect of a calendar year in accordance with clause 6.3(a), the provisions of clause 6.3(c) will continue to apply.”

5. Effectiveness; Term.

(a)	The phrase “the date that is ten years after the Effective Date” in Section 10.1(a) of the Agreement is hereby deleted and replaced with “July 1, 2025”.
(b)	The phrase “ten-year” in Section 10.1(b) of the Agreement is hereby deleted.

6. Termination. The phrase “If the Manager terminates this Agreement upon the occurrence of any of the events described above in this clause 10.2(b)” in Section 10.2(b) of the Agreement is hereby deleted in its entirety and replaced with “After July 1, 2015, if the Manager terminates this Agreement upon the occurrence of any of the events described above in this clause 10.2(b)”.

7. Effect of Amendment. This Amendment shall be effective as of July 1, 2015. Except as expressly set forth herein, the Agreement shall not by implication or otherwise be supplemented or amended by virtue of this Amendment, and shall remain in full force and effect, as amended hereby.

8. Entire Agreement. The Agreement, as amended hereby, constitutes the entire agreement of the parties relating to the subject matter hereof and supersedes all prior contracts or agreements, whether oral or written. To the extent that there is a conflict between the terms and provisions of the Agreement and this Amendment, the terms and provisions of this Amendment shall govern for purposes of the subject matter of this Amendment only.

9. Severability. Should any provision of this Amendment or the application thereof to any Person or circumstance be held invalid or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such unenforceability or prohibition and shall be enforced to the greatest extent permitted by applicable law, (b) such unenforceability or prohibition in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction, and (c) such unenforceability or prohibition shall not affect or invalidate any other provision of this Amendment.

10. Governing Law. This Amendment, the legal relations between the parties hereto and the adjudication and the enforcement thereof, shall in all respects be governed by, and construed in accordance with, the laws (excluding conflict of laws rules and principles) of the State of New York applicable to agreements made and to be performed entirely within such State, including all matters of construction, validity and performance.

11. Amendments and Waivers. No provision of this Amendment may be amended other than in accordance with the terms of the Agreement.

12. Counterparts. This Amendment may be executed by facsimile signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

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Exhibit 4.2

IN WITNESS WHEREOF, this Amendment has been duly executed on the date first written above.

FLY LEASING LIMITED

By:
Name:
Title:

FLY LEASING MANAGEMENT CO. LIMITED

By:
Name:
Title: